Exhibit 99.2

Recent Developments

ArcelorMittal publishes convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders

On May 7, 2021, ArcelorMittal (the “Company”) announced the publication of the convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders (the “General Meetings”), which will be held on Tuesday June 8, 2021 at 13.30 CET.

In view of the COVID-19 outbreak, and related limitations on travel and gatherings, ArcelorMittal is taking precautionary measures to limit exposure for its employees, shareholders and other stakeholders. The Company’s Board of Directors has therefore decided to hold this year’s General Meetings without a physical presence, as permitted under Luxembourg law. Arrangements have therefore been made to provide shareholders with the opportunity to vote electronically and by proxy voting.

The ArcelorMittal shareholders entitled to vote at the General Meetings will be those who are shareholders on the record date of May 25, 2021 at midnight (24:00 hours) (CET) (the “Record Date”).

The convening notice, the Annual Report 2020, the Form 20-F 2020, the voting forms and all other meeting documentation will be available on ArcelorMittal’s website www.arcelormittal.com under Investors – Equity investors – Shareholders events – AGM – General Meetings of shareholders, 8 June 2021. This reference to our website is an inactive textual reference to the uniform resource locator (URL) and is for your reference only.

The resolutions to be proposed at the Annual General Meeting include approval of the 2020 financial statements and appointment of the independent auditor for 2021; the proposed dividend of $0.30 (gross) per share to be paid on June 15, 2021; the remuneration policy, the remuneration report and the remuneration of the Board of Directors in relation to the financial year 2020 (total €1,418,861 ($1,741,084)); reelection of Mrs. Karyn Ovelmen and Mr. Tye Burt as members of the Board of Directors for another three-year term and election of Mrs. Clarissa Lins as a member of the Board for a three-year term; renewal of the authorization of the Board of Directors and of the corporate bodies of other companies in the ArcelorMittal group to acquire shares in the Company to be valid until the end of the 2022; authorization of grants of share based incentives and a Restricted Share Unit Plan and a Performance Unit Plan 2021-2030, with the 2021 Cap of shares that may be allocated to the Executive Office PSU Plan and the ArcelorMittal Equity Plan proposed to be set at a maximum of 3,500,000 shares, representing 0.3213% on a diluted basis and 0.3239% of the Company’s issued share capital as at December 31, 2020 (net of treasury shares), such authorization to be valid from the date of the Annual General Meeting until the annual general meeting of shareholders to be held in 2022.

In addition, the resolution to be proposed at the Extraordinary General Meeting would, if adopted, authorize the Board of Directors to cancel all the shares repurchased by the Company under its share buyback programs up to a maximum of 165 million shares and to consequently reduce the corresponding issued share capital and relevant reserves of the Company, such authorization to be valid for a period of three years or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the three-year period.

ArcelorMittal amends $5.5bn Revolving Credit Facility to align with its sustainability and climate action strategy

On April 30, 2021, ArcelorMittal announced that its $5.5bn Revolving Credit Facility ("RCF") was amended to align with its sustainability and climate action strategy. Under the amended RCF – the largest Environmental, Social and Governance (“ESG”) linked facility of its kind in the metals and mining sector - the margin payable will be increased or decreased depending on ArcelorMittal’s performance against certain metrics related to its environmental and sustainability performance. The metrics measured include the CO2 intensity of ArcelorMittal’s European operations and the number of ArcelorMittal facilities globally which have been certified by ResponsibleSteel™ by the end of each year.

In addition, it has been agreed that the leverage ratio financial covenant currently contained in the RCF will fall away in the event that ArcelorMittal obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies. The RCF was signed on December 18, 2018 and remains undrawn and available for the Group’s general corporate purposes. Crédit Agricole Corporate and Investment Bank acted as ESG coordinator.

Investment agreement with Invitalia; ArcelorMittal Italia renamed Acciaierie d’Italia

On April 14, 2021, pursuant to the investment agreement (the “Investment Agreement”) of December 10, 2020 forming a public-private partnership between Invitalia, an Italian state-owned company, and AM InvestCo Italy (ArcelorMittal’s subsidiary party to the lease and purchase agreement for the Ilva business), Invitalia invested $400 million of new equity into AM InvestCo Italy, providing it with a 38% shareholding with equal governance rights over the company. Going forward, Acciaierie d’Italia Holding (the new name of AM InvestCo Italy) will operate independently, and as such will have its own funding plans.

The Investment Agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d’Italia, which is expected by May 2022 subject to certain conditions precedent*. At this point, Invitalia’s shareholding in Acciaierie d’Italia would increase to 60%, with ArcelorMittal to invest up to €70 million to retain a 40% shareholding and joint control over the company.

Going forward, Acciaierie d’Italia Holding will operate independently, and as such will have its own funding plans. As a result, ArcelorMittal will deconsolidate the assets and liabilities (including the remaining lease and purchase liability of €1.0 billion ($1.2 billion) and a cash balance of $0.2 billion) of Acciaierie d’Italia Holding from its consolidated statement of financial position and will account for its interest in the company under the equity method from the second quarter of 2021 onwards.

*The conditions precedent include: the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against Acciaierie d’Italia Holding or its subsidiaries. In case conditions precedent are not met, then the Acciaierie d’Italia Holding would not be required to complete the purchase of Ilva’s assets and its capital invested would be returned.

ArcelorMittal plans major investment in German sites, to accelerate CO2 emissions reduction strategy and leverage the hydrogen grid

On March 29, 2021, ArcelorMittal announced that it is planning to build a large-scale industrial plant for the direct reduction of iron ore (DRI) and electric arc furnace (“EAF”)-based steelmaking at its site in Bremen, as well as an innovative DRI pilot plant in addition to an EAF in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure.

Using green hydrogen, up to 3.5 million tonnes of steel could be produced by the Bremen and Eisenhuttenstadt sites by 2030, with significantly lower CO2 emissions. Depending on the amount of hydrogen available, CO2 savings of more than 5 million tonnes could be possible. The technology conversion requires investments in the range of €1-1.5 billion.

In Germany, the group already operates Europe’s only DRI-EAF plant in Hamburg, where the switch to using hydrogen instead of natural gas in the iron ore reduction process is being prepared. The objective is to reach industrial commercial maturity of the technology by 2025, initially producing 100,000 tonnes of sponge iron a year.

Credit rating

On March 26, 2021, Fitch Ratings announced that it had revised the Company’s outlook from negative to positive while affirming the Company’s long-term issuer credit rating.

Air Liquide and ArcelorMittal join forces to accelerate the decarbonization of steel production in the Dunkirk industrial basin

On March 17, 2021, Air Liquide and ArcelorMittal signed a memorandum of understanding (“MoU”) with the objective of implementing solutions to produce low-carbon steel in Dunkirk. The two companies are joining forces to transform the steel production process through the development of innovative solutions involving low-carbon hydrogen and CO2 capture technologies. This partnership is the first step towards the creation of a new low-carbon hydrogen and CO2 capture technologies ecosystem in this major industrial basin. The project aims to reduce yearly CO2 emissions from ArcelorMittal’s steel-making facilities in Dunkirk by 2.85Mt by 2030. Air Liquide and ArcelorMittal have jointly applied for large projects funding under the Important Project of Common European Interest (“IPCEI”) scheme for hydrogen. Funding from European and/or French schemes supporting decarbonization is key to the implementation of the project.

ArcelorMittal launches XCarb™

On March 17, 2021, ArcelorMittal announced the launch of its first three XCarb™ initiatives, as part of the Company’s journey to its commitment to the objectives of the Paris Agreement and announced ambition to reduce carbon emissions by 30% in Europe and achieve group-wide carbon neutrality by 2050.

XCarb™ will ultimately bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel.

To support its launch, ArcelorMittal announced three XCarb™ branded initiatives:

• Our ‘XCarb™ green steel certificates’, which will enable us to support our customers as they seek to reduce their Scope 3 emissions;

• ‘XCarb™ recycled and renewably produced’ pioneering products for customers;

• Our ‘XCarb™ innovation fund’.

The first XCarb™ initiatives to be launched are as follows:

‘XCarb™ green steel certificates’

Across our ArcelorMittal Europe - Flat Products operations, we are investing in a broad range of initiatives to reduce carbon emissions from the blast furnace. These initiatives range from our flagship Smart Carbon projects, such as Torero (transforming biomass into bio-coal to replace the use of coal in the blast furnace) and Carbalyst (capturing carbon-rich blast furnace waste gas and converting it into bio-ethanol, which can then be used to make low-carbon chemical products) to capturing hydrogen-rich waste gases from the steelmaking process and injecting them into the blast furnace to reduce coal use.

These effort-intensive investments result in considerable CO2 savings, which can be passed onto customers in the form of the steel industry’s first-ever certification scheme. CO2 savings are aggregated, independently assured, and then converted into XCarb™ green steel certificates using a conversion factor that represents the average CO2 intensity of integrated steelmaking in Europe. The scheme therefore provides customers with the opportunity to buy certificates attached to their physical orders of steel, enabling them to report a reduction in their Scope 3 carbon emissions in accordance with the GHG Protocol Corporate Accounting and Reporting Standard. The company anticipates it will have 600,000 tonnes of equivalent green steel tonnes available by the end of 2022.

‘XCarb™ recycled and renewably produced’

‘XCarb™ recycled and renewably produced’ has been designed for products made via the EAF route using scrap steel. Recycled and renewably produced means that the physical steel was made with recycled material (scrap) using renewable electricity, giving it an extremely low CO2 footprint that can be as low as approximately 300kg of CO2 per tonne of finished steel when the metallics are 100% scrap. This customer offer is for both flat and long products. The electricity used in the steelmaking process is independently verified, with a ‘Guarantee of Origin’ given that it is from renewable sources.

ArcelorMittal launches ‘XCarb™ innovation fund’

On March 17, 2021, ArcelorMittal announced that it is launching the ‘XCarb™ innovation fund’, which anticipates investing up to $100 million annually in companies developing technologies with the potential to support and accelerate the transition to net zero carbon steelmaking. The fund is a part of ArcelorMittal’s wider XCarb™ sustainability initiative launched today to drive progress towards carbon neutral steel.

To be eligible for funding, companies must be developing directly applicable, commercially scalable technologies that offer strong potential to decarbonize the steelmaking process.

The fund will be governed by an investment committee, comprising senior executive management members from functions and segments across the Company’s global operations and chaired by the CEO.

The ‘XCarb™ innovation fund’ will invest in a diversified portfolio of companies to ensure it captures the best and most important technologies under development.

Shareholder Notifications

Significant Shareholder Notification

On April 20, 2021, April 27, 2021, May 4, 2021 and May 11, 2021, with reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announced that notifications of share transactions by a Designated Person (i.e. Directors or Executive Officers) had been made, respectively, of the sale of 145,452 shares at a price per share of €24.3445 for a total of €3,540,954.21, of the sale of 335,087 shares at a price per share of €24.4511 for a total of €8,193,244.76, of the sale of 365,715 shares at a price per share of €25.0628 for a total of €9,165,859.36 and of the sale of 296,006 shares at a price per share of €25.3261 for a total of €7,496,673.64. These transactions are directly connected to ArcelorMittal’s share buyback program announced on March 4, 2021. ArcelorMittal’s Significant Shareholder has entered into a share repurchase agreement with ArcelorMittal to sell shares so that its voting rights in ArcelorMittal’s share capital (net of treasury shares) is maintained at the current level of 36.34%.

Société Générale SA shareholding notifications

On May 10, 2021, ArcelorMittal announced that Société Générale SA had notified it on May 5, 2021 of a decrease from 5.23% to 4.28% on April 30, 2021 in actual and potential shareholding (voting rights) in ArcelorMittal.

On April 1, 2021, ArcelorMittal announced that Société Générale SA had notified it on March 31, 2021 of an increase from 4.97% to 5.23% on March 26, 2021 in actual and potential shareholding (voting rights) in ArcelorMittal.

On March 26, 2021, ArcelorMittal announced that Société Générale SA had notified it on March 25, 2021 of a decrease from 5.09% to 4.97% on March 22, 2021 in actual and potential shareholding (voting rights) in ArcelorMittal.

On March 15, 2021, ArcelorMittal announced that Société Générale SA has notified it on 12 March 2021 of an increase from 4.79% to 5.09% on March 9, 2021 in actual and potential shareholding (voting rights) in ArcelorMittal.

On March 8, 2021, ArcelorMittal announced that Société Générale SA has notified it on March 8, 2021 of an increase from 4.79% to 5.01% on March 3, 2021 and of a decrease from 5.01% to 4.79% on March 4, 2021 in actual and potential shareholding (voting rights) in ArcelorMittal.

These notifications are published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (the “Transparency Law”) in view of a shareholding notification going above or below the 5% of voting rights threshold.

BlackRock, Inc. Schedule 13G/A filing

On March 10, 2021, BlackRock, Inc. filed a Schedule 13G/A with the U.S. Securities and Exchange Commission stating that it beneficially owned 51,468,777 shares or 4.7% of ArcelorMittal’s issued shares as of February 28, 2021.